PATRIOT TRANSPORTATION HOLDING, INC.
                              200 W. Forsyth Street, 7th Floor
                                 Jacksonville, Florida 32202


                                           June 29, 2012

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re: Patriot Transportation Holding, Inc.
      Form 10-K for the year ended September 30, 2011
      Filed December 8, 2011
      Form 10-Q for the quarter ended December 31, 2011
      Filed February 1, 2012
      File No. 000-17554

Dear Ms. Cvrkel:

      This letter responds to the staff's comment letter dated June 18, 2012 and received by the Company on June 18, 2012 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.

Form 10-K for the Year Ended September 30, 2011
-----------------------------------------------------

Notes to the Financial Statements
----------------------------------

Note 15. Discontinued Operations
-----------------------------------

    1. We note from your response to our prior comment three that the asset that was donated consisted of the appraised value of the royalty stream of minerals and aggregates and that the asset was included in the book value of the total property of $276,000. However, it is still unclear how you determined it was appropriate to record a tax benefit and how you calculated or determined the amount of the tax benefit. Please advise.


Company Response:

The Company completed a bargain sale of the property to the Commonwealth of Virginia according to the contract terms in a "Real Estate Purchase and Donation Agreement". Pursuant to that agreement, the Company agreed to sell the real property, excluding minerals and aggregates, and to donate the minerals and aggregates to the
Commonwealth of Virginia.   A "Deed of Gift" was executed and the
Commonwealth of Virginia provided acknowledgement of acceptance of the donation of the minerals and aggregates. The Commonwealth of Virginia also completed the

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"Donee Acknowledgement" section of  Internal Revenue Service
Form 8283 acknowledging that it is a qualified charitable organization and that it received the donation. The appraised value of the real property (inclusive of minerals and aggregates) sold to the Commonwealth of Virginia was $10,799,000 which resulted in a bargain sale donation of $5,599,000 deductible for federal and state income tax purposes. The amount of the tax benefit of $2,126,000 was approximately 38% of the donation based upon a 34% federal income tax rate and the appropriate state rates and limitations net of federal income taxes. Charitable contributions are generally limited to 10% of taxable income before the contribution with a carry forward of the excess to the next 5 years. Federal taxable income before the charitable contribution deduction would need to exceed $56 million over the 6 years to fully realize the tax benefit. That would equate to an average of $9.3 million annually. Our average federal taxable income before charitable contributions has exceeded that amount over the last 3 years and is expected to exceed that amount on average going forward. We determined it more likely than not that the $2,126,000 deferred tax asset will be realized and so it was recorded.

       The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

	Please contact the undersigned if you have any additional comments or questions.

		Very truly yours,

		/s/ John D. Milton, Jr.
                                   _______________________________
	                 John D. Milton, Jr.
                                   Vice President and Chief Financial Officer

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